UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C.

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Sparx Holdings Group, INC.

FKA PRIME TIME HOLDINGS, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)
74167E103

(CUSIP Number)
Jeffrey DeNunzio 780 Reservoir Avenue, #123 Cranston, RI 02910 Phone: 774-250-2456

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 17, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74167E103	SCHEDULE 13D

1	NAME OF REPORTING PERSON NVC Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO [1]
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Wyoming
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power – 0
	8	Shared Voting Power – 150,000,000
	9	Sole Dispositive Power – 0
	10	Shared Dispositive Power – 150,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 150,000,000 [1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 83.92%[2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

1.

Consisting of 150,000,000 shares of the Company’s common stock held of record by NVC Holdings, LLC owned and controlled, equitably, by its two members, Jeffrey DeNunzio and Thomas DeNunzio. The shares were initially issued by the Company’s Predecessor, a non-reporting entity known as China Shouguan Investment Holding Group Corp., (“CHSO”) on April 21, 2021. The shares were issued at par value, $0.0001 for services rendered. Subsequently, the Company completed a holding company reorganization, (“Reorganization”) on September 17, 2021 with CHSO, that resulted in each share of CHSO issued and outstanding at the time being exchanged for an equivalent amount of shares in the Company.

2.	Based on 178,750,031 shares of common stock, par value $0.0001 per share, outstanding as of September 17, 2021, as reported on the Issuer’s Form 8-K, filed with the Securities and Exchange Commission on September 20, 2021.

CUSIP No. 74167E103	SCHEDULE 13D

1	NAME OF REPORTING PERSON Thomas DeNunzio
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO [1]
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power – 35,804
	8	Shared Voting Power – 150,000,000
	9	Sole Dispositive Power – 35,804
	10	Shared Dispositive Power – 150,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 75,035,804 [1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.98% [2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

1.

Consisting of 75,000,000 shares of the Company’s common stock indirectly held of record by Thomas DeNunzio by and through his proportionate interest in the common stock beneficially owned by NVC Holdings, LLC. NVC Holdings, LLC is owned and controlled, equitably, by its two members, Jeffrey DeNunzio and Thomas DeNunzio. The shares were initially issued to NVC Holdings, LLC by the Company’s Predecessor, a non-reporting entity known as China Shouguan Investment Holding Group Corp., (“CHSO”) on April 21, 2021. The shares were issued at par value, $0.0001 for services rendered. Subsequently, the Company completed a holding company reorganization, (“Reorganization”) on September 17, 2021 with CHSO, that resulted in each share of CHSO issued and outstanding at the time being exchanged for an equivalent amount of shares in the Company.

Consists of 35,084 shares of common stock held solely by Thomas DeNunzio that were purchased in the open market with personal funds.

2.	Based on 178,750,031 shares of common stock, par value $0.0001 per share, outstanding as of September 17, 2021, as reported on the Issuer’s Form 8-K, filed with the Securities and Exchange Commission on September 20, 2021.

CUSIP No. 74167E103	SCHEDULE 13D

1	NAME OF REPORTING PERSON Jeffrey DeNunzio
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO [1]
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power – 17,500
	8	Shared Voting Power – 150,000,000
	9	Sole Dispositive Power – 17,500
	10	Shared Dispositive Power – 150,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 75,017,500 [1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.97% [2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

1.

Consisting of 75,000,000 shares of the Company’s common stock indirectly held of record by Jeffrey DeNunzio by and through his proportionate interest in the common stock beneficially owned by NVC Holdings, LLC. NVC Holdings, LLC is owned and controlled, equitably, by its two members, Jeffrey DeNunzio and Thomas DeNunzio. The shares were initially issued to NVC Holdings, LLC by the Company’s Predecessor, a non-reporting entity known as China Shouguan Investment Holding Group Corp., (“CHSO”) on April 21, 2021. The shares were issued at par value, $0.0001 for services rendered. Subsequently, the Company completed a holding company reorganization, (“Reorganization”) on September 17, 2021 with CHSO, that resulted in each share of CHSO issued and outstanding at the time being exchanged for an equivalent amount of shares in the Company.

Consists of 17,500 shares of common stock held solely by Jeffrey DeNunzio that were purchased in the open market with personal funds.

2.	Based on 178,750,031 shares of common stock, par value $0.0001 per share, outstanding as of September 17, 2021, as reported on the Issuer’s Form 8-K, filed with the Securities and Exchange Commission on September 20, 2021.

CUSIP No. 74167E103

SCHEDULE 13D

The reporting persons named in Item 2 below are hereby jointly filing this Schedule 13D (this “Statement”) because, due to certain relationships among the reporting persons, such reporting persons may be deemed to beneficially own some or all of the same securities directly or indirectly acquired from the Company (defined below) by one or more of the reporting persons. In accordance with Rule 13d-1(k)(1)(iii) promulgated pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the reporting persons named in Item 2 below have executed a written agreement relating to the joint filing of this Statement (the “Joint Filing Agreement”), a copy of which is included at the end of this document.

Additional information regarding the December 16, 2021 transaction, resulting in the need to file this Schedule 13D on behalf of the reporting person(s), can be viewed in the Form 8-K filed by Sparx Holdings Group, Inc. on December 16, 2021.

Item 1.  Security and Issuer.

This Statement relates to shares of common stock, par value $0.0001 per share (the “Common Stock”), of Sparx Holdings Group, Inc., a Nevada corporation (the “Company”). The address of the Company’s principal executive offices is 780 Reservoir Avenue, #123 Cranston, Rhode Island, 02910.

Item 2.  Identity and Background.

(a)

This Schedule 13D is being filed by (i) NVC Holdings, LLC, a Wyoming Limited Liability Company (“NVC”), (ii) Jeffrey DeNunzio, a Director of Sparx Holdings Group, Inc., and Thomas DeNunzio. Jeffrey DeNunzio and Thomas DeNunzio are equitable members of NVC Holdings, LLC. Thomas DeNunzio is the father of Jeffrey DeNunzio.

NVC, Jeffrey DeNunzio and Thomas DeNunzio are deemed to be the “Reporting Persons” and, may be referred to herein as each a “Reporting Person”).

(b)	The address of the business office for each of the Reporting Persons is 780 Reservoir Avenue, #123 Cranston, Rhode Island, 02910.
(c)

The principal business of NVC is to act as a holding company for various assets that may be acquired by Jeffrey DeNunzio and Thomas DeNunzio.

Mr. Jeffrey DeNunzio is a private business consultant and President of V Financial Group, Inc., a Company that provides issuers with Edgarization and related services.

Mr. Thomas DeNunzio is an entrepreneur and business consultant with experience in business restructuring, mergers and acquisitions.

(d)	During the last five (5) years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding violations or similar misdemeanors).
(e)	During the last five (5) years, none of the Reporting Persons have been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgement, decree, or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)	NVC is a Wyoming Limited Liability Company.

Item 3.  Source or Amount of Funds or Other Consideration.

The 150,000,000 shares of common stock held by NVC Holdings, LLC of the Issuer were issued by Predecessor, non reporting entity, China Shouguan Investment Holding Group Corp., on April 21, 2021. The shares were issued at par value, $0.0001 for services rendered. NVC Holdings, LLC is owned and controlled, equitably, by its two members, Jeffrey DeNunzio and Thomas DeNunzio.

The 35,084 shares of common stock held solely by Thomas DeNunzio, were purchased in the open market with personal funds.

The 17,500 shares of common stock held solely by Jeffrey DeNunzio, were purchased in the open market with personal funds.

Item 4.  Purpose of Transaction.

The shares issued issued to NVC Holdings, LLC were for services rendered and are to be held for investment purposes.

The shares purchased in the open market by Thomas DeNunzio and Jeffrey DeNunzio aforementioned shares were purchased for investment purposes.

Except to the extent provided in this Statement, none of the Reporting Persons have any current plans or proposals that relate to, or could result in any of the matters referred to in paragraphs (a) through (j) inclusive, of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their positions and/or change their purposes and/or formulate plans or proposals with respect thereto.

Item 5.  Interest in Securities of the Issuer.

The aggregate percentage of common stock owned by the Reporting Person is based on 178,750,031 shares of common stock, par value $0.0001 per share, outstanding as of September 17, 2021, as reported on the Issuer’s Form 8-K, filed with the Securities and Exchange Commission on September 20, 2021.

(A)	NVC Holdings, LLC
a.	Aggregate number of shares beneficially owned: 150,000,000

Percentage: 83.92%

b.	Sole power to vote or direct vote: 0

Shared power to vote or to direct vote: 150,000,000

Sole power to dispose or to direct disposition: 0

Shared power to dispose or to direct disposition: 150,000,000

c.	NVC Holdings, LLC has not effected any transactions in Common Stock during the past 60 days, except as described in this Statement.

(B)	Thomas DeNunzio
a.	Aggregate number of shares beneficially owned: 75,035,804

Percentage: 41.98%

b.	Sole power to vote or direct vote: 35,804

Shared power to vote or to direct vote: 150,000,000

Sole power to dispose or to direct disposition: 35,804

Shared power to dispose or to direct disposition: 150,000,000

c.	Thomas DeNunzio has not effected any transactions in Common Stock during the past 60 days, except as described in this Statement.

(C)	Jeffrey DeNunzio
a.	Aggregate number of shares beneficially owned: 75,017,500

Percentage: 41.97%

b.	Sole power to vote or direct vote: 17,500

Shared power to vote or to direct vote: 150,000,000

Sole power to dispose or to direct disposition: 17,500

Shared power to dispose or to direct disposition: 150,000,000

c.	Jeffrey DeNunzio has not effected any transactions in Common Stock during the past 60 days, except as described in this Statement.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as described in this Statement, there are no contracts, arrangements, understandings, or relationships other than as disclosed among the persons named in Item 2 hereof and any other person, with respect to the securities of the Company.

Item 7. Material to be Filed as Exhibits.

Exhibit No. Description

1	Joint Filing Agreement is filed herewith.

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct.

Dated: August 9, 2022	NVC Holdings, LLC By: /s/ Jeffrey DeNunzio Name: Jeffrey DeNunzio Title: Managing Member

Jeffrey DeNunzio, Individually By: /s/ Jeffrey DeNunzio Name: Jeffrey DeNunzio

Thomas DeNunzio, Individually By: /s/ Thomas DeNunzio Name: Thomas DeNunzio

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons and or parties named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of Sparx Holdings Group, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. This Joint Filing Agreement may be terminated with respect to the obligations to jointly file future amendments to such statement on Schedule 13D as to any of the undersigned upon such person giving written notice thereof to each of the other persons signatory hereto, at the principal office thereof.

Dated: August 9, 2022	NVC Holdings, LLC By: /s/ Jeffrey DeNunzio Name: Jeffrey DeNunzio Title: Managing Member

Jeffrey DeNunzio, Individually By: /s/ Jeffrey DeNunzio Name: Jeffrey DeNunzio

Thomas DeNunzio, Individually By: /s/ Thomas DeNunzio Name: Thomas DeNunzio